Exhibit (d)(2)

Rollover Commitment Letter

February 26, 2024

Apex Intermediate Holdco, Inc.

c/o Thomas H. Lee Partners, L.P.

100 Federal Street, 35th Floor

Boston, MA 02110

Attention: [***]

Reference is made to that certain Agreement and Plan of Merger (as may be amended, supplemented or modified from time to time, the “Merger Agreement”), dated as of the date hereof, by and among Apex Intermediate Holdco, Inc., a Delaware corporation (“Parent”), Agiliti, Inc., a Delaware corporation (the “Company”) and Apex Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”). This letter agreement is being executed and delivered by the undersigned stockholder (the “Rollover Stockholder”) in connection with the Merger Agreement. Capitalized terms used herein and not defined herein have the meanings set forth in the Merger Agreement. The execution and delivery of this letter agreement by the Rollover Stockholder is a material inducement for Parent to enter into the Merger Agreement. The Stockholder and Parent hereby agree as follows:

1. At the Closing and notwithstanding anything in the Merger Agreement to the contrary, the Rollover Stockholder will “roll over” and retain 892,462 Shares and/or Restricted Stock Units (collectively, the “Retained Equity Interests”). The Retained Equity Interests comprised of Shares of the Company will be “rolled over” into shares of the Company or a newly formed parent entity of the Company or Parent. The Retained Equity Interests comprised of Restricted Stock Units will be “rolled-over” into restricted stock units subject to the same terms and conditions that applied to the corresponding Restricted Stock Unit prior to the Closing (other than for any such terms rendered inoperative by reason of the transactions contemplated by the Merger Agreement or for such other administrative or ministerial changes that are reasonable and made in good faith in connection with the administration of such award following the Effective Time) and which shall, upon vesting, be settled in shares of the Company or a newly formed parent entity of the Company or Parent.

2. The Rollover Stockholder agrees not to, directly or indirectly, sell, transfer, assign or encumber any of his Shares or Restricted Stock Units or any other equity interests of the Company or any direct or indirect parent entity of the Company (including any additional Shares or Restricted Stock Units or equity interests of the Company or any direct or indirect parent entity of the Company acquired after the date hereof), in each case, without the prior written consent of Parent.

3. This letter agreement shall terminate and be of no further force or effect upon the termination of the Merger Agreement in accordance with its terms.

4. This letter agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without regard to the conflict or choice of law principles thereof. This letter agreement may be executed and delivered (including scanned image) in one or more counterparts, and by each of the parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same instrument.

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IN WITNESS WHEREOF, the undersigned has executed this letter agreement effective as of the date set forth above.

ROLLOVER STOCKHOLDER

By:	/s/ Thomas J. Leonard
Name: Thomas J. Leonard

Acknowledged and agreed

PARENT

APEX INTERMEDIATE HOLDCO, INC.

By:	/s/ Megan Preiner
Name: Megan Preiner
Title: Director